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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following memoradum was distributed to CBOT employees on November 10, 2000.

November 10, 2000

TO:  All Employees

FR:  Dennis A. Dutterer

RE:  Exchange Update

The restructuring initiative as approved by the Board of Directors continues to move forward. We are working to transition the Exchange into a highly competitive, for-profit entity in order to enhance business opportunities and provide value for its shareholders.

The S-4 document that must be filed with the SEC will be submitted to the Board of Directors soon for their approval. I want to thank all of the many employees who have worked so hard to get us to this point. Yet more work remains to be done. Once the Board approves the S-4, it must be sent to the SEC for their approval. Then a second membership vote must be scheduled to approve the demutualization plan.

As I said Tuesday at the FIA Expo, we remain convinced that our restructuring plan does not endanger the CBOE exerciser right. We are confident the exerciser right is protected by the CBOE's articles of incorporation and by the 1992 agreement between our two exchanges. We will continue to work on behalf of the Exchange to ensure that this issue is resolved in a timely manner so as not to impede the restructuring.

You may have seen news stories regarding the CBOT's financial position. Those stories were generated as a result of the Exchange's third quarter financial statement that was sent to all members.

Let me update you on where we are in this area. As you know, the CBOT has undertaken a number of strategic initiatives that have placed a great demand on our limited cash reserves. These include restructuring, the development and launch of the a/c/e alliance (it has traded over 5 million contracts since its launch in late August), Y2K, CBB, and the new financial trading facility.

Glen Johnson has advised the Board of Directors on a monthly basis regarding the Exchange's cash and financial positions, which have been impacted not only by the above projects, but also by the reduction in trading volume. Senior management, working with the Board of Directors and the Finance Committee, continues to make strategic business decisions with this situation in mind.

The Exchange took actions early this year in terms of budget and staff reductions. The Board did approve a renewal of member dues, and an increase in member transaction fees. We continue to examine our spending plans going forward as part of the discussion on the 2001 budget. Officers and department heads already have been asked to take a sharp pencil to their budgets, and it is possible that such recommendations may undergo further review and change before they are submitted to the Finance Committee and the Board.

Everybody is working hard on behalf of the Exchange, and I want you to know that this effort is appreciated by the Board of Directors, and by me. I am confident we will continue to work together and move the CBOT closer to its goal of becoming a for-profit entity that will continue to lead the marketplace.

As always, please contact me at x3602 or by email at ddut72 if you have any questions on what is happening at the CBOT.

The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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